QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated interim financial statements as at and for the three and six months ended January 31, 2008 of Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”). All dollar amounts herein are expressed in United States Dollars unless stated otherwise.

This MD&A is prepared as of March 19, 2008.

1.2 Overview

Quartz Mountain Resources Ltd. is a mineral exploration company. It does not currently have an active exploration project but, with the assistance of Hunter Dickinson Inc. (“HDI”), reviews mineral properties to determine whether there are any properties of merit that could be financed by the Company.

The Company’s objective is to acquire an exploration project with significant upside potential. In assessing and rating projects, several key criteria are considered. The known mineralization is viewed in accordance to the geological setting and target model. An assessment is made of the project’s ultimate size potential. The project’s location is evaluated with respect to political, safety and investment risks, in addition to the ease of doing business. The deal structure is also examined and rated for its potential benefit to the Company's shareholders. High priority projects are evaluated in follow-up field inspections.

The Company has access to the full resources of HDI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities. However, the Company does not have the right to require HDI to bring to the Company all corporate opportunities which come to HDI's attention.

Since February 2005, the Company has traded on the NEX Exchange. The Company’s trading symbol is QZM.H. In the United States, the company’s shares trade on the over the counter bulletin board under the symbol QRMRF.PK.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in United States dollars, except number of common shares.

Consolidated Balance Sheets	As at July 31	As at July 31	As at July 31
	2007	2006	2005

Current assets	$712,910	$1,114,030	$687,280
Mineral property interests	1	1	1
Total assets	712,911	1,114,031	687,281

Current liabilities	14,408	16,664	12,659
Shareholders’ equity	698,503	1,097,367	674,622
Total liabilities and shareholders’ equity	$712,911	$1,114,031	$687,281

Consolidated Statements of Operations	Year ended	Year ended	Year ended
	July 31	July 31	July 31
	2007	2006	2005

Legal, accounting and audit	$21,689	$40,290	$35,505
Mineral property investigations	325,856	–	27,125
Office and administration	89,607	82,247	66,864
Regulatory, trust and filing	23,326	22,228	18,523
Subtotal	460,478	144,765	148,017
Foreign exchange gain	(25,873)	(53,106)	(47,485)
Interest income	(35,741)	(26,201)	(15,127)
Loss for the year	$398,864	$65,458	$85,405

Basic and diluted loss per share	$0.03	$0.01	$0.01

Weighted average number of common shares
outstanding	13,399,426	12,322,741	11,694,601

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

Expressed in United States dollars. Minor differences are due to rounding.

	Jan 31	Oct 31	Jul 31	Apr 30	Jan 31	Oct 31	Jul 31		Apr 30
	2008	2007	2007	2007	2007	2006	2006		2006

Current assets	$684,201	$775,797	$712,910	$705,130	$706,089	$1,116,620	$1,114,030		$1,133,713
Mineral property interests	1	1	1	1	1	1	1		1
Total assets	684,202	775,798	712,911	705,131	706,090	1,116,621	1,114,031		1,133,714

Current liabilities	16,801	16,878	14,408	14,234	6,392	16,617	16,664		1,379
Shareholders’ equity	667,401	758,920	698,503	690,897	699,698	1,100,004	1,097,367		1,132,335
Total liabilities and
shareholders’ equity	684,202	775,798	712,911	705,131	706,090	1,116,621	1,114,031		1,133,714

Working capital	667,400	758,919	698,502	690,896	699,697	1,100,003	1,097,366		1,132,334

Expenses
Conference and travel	–	–	–	777	–	–	–		–
Foreign exchange loss (gain)	37,250	(78,828)	(25,089)	(36,548)	43,790	(8,026)	12,683		(21,974)
Interest income	(7,609)	(8,983)	(7,259)	(6,688)	(10,312)	(11,482)	(11,605)		(5,003)
Legal, accounting and audit	10,264	490	–	18,044	3,189	456	16,019		630
Mineral property
investigations	–	–	–	–	325,856	–	–		–
Office and administration	32,474	23,846	20,810	24,286	30,104	13,630	14,637		17,404
Regulatory, trust and filing	19,140	3,058	3,932	8,930	7,679	2,785	3,234		4,511
(Income) Loss for the	$91,519	$(60,417)	$(7,606)	$8,801	$400,306	$(2,637)	$34,968	$	(4,432)
period

Basic and diluted
loss (income) per share	$0.01	$0.00	$0.00	$0.00	$0.03	$0.00	$0.00		$0.00

Weighted average number
of common shares
outstanding (thousands)	13,399	13,399	13,399	13,399	13,399	13,399	12,323		11,960

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

Loss for the quarter ended January 31, 2008 was $91,519, compared with loss of $400,306 in the same quarter ended January 31, 2007. The decrease in loss was significant since no minerals property investigations were incurred during the period, compared to $325,856 incurred during the quarter ended January 31, 2007.

The Company recorded a foreign exchange loss of $37,250 for the period ended January 31, 2008, compared with a loss of $43,790 in the three month period ended January 31, 2007. Most of the company’s cash and cash equivalents are held in Canadian dollars.

Interest income for the three month period ended January 31, 2008 was $7,609, compared with $10,312 in the three months ended January 31, 2007, due mainly to a lower monthly average cash balance and a decrease in interest rates.

1.6 Liquidity

At January 31, 2008, the Company had working capital of $667,400 which is sufficient to fund expected administrative costs for the next twelve months. The decrease in working capital since July 31, 2007 is mainly due to the use of funds for general and administrative expenses.

Additional working capital will be required to fund any significant mineral property acquisitions. The Company does not have the funding at this time to complete a major mineral property acquisition, but has sufficient funding to investigate a potential acquisition. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

The mining industry is capital intensive and there can be no certainty that the Company’s existing cash balances or that the proceeds from the issuance of its common shares will provide sufficient funds for all of the Company’s cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any acquisitions. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to such private placement financings and also upon the exercise of warrants. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7 Capital Resources

The Company had no commitments for capital expenditures as at January 31, 2008.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. For the six months ended January 31, 2008, the Company paid HDI $48,037 (2007 – $367,036) for such services.

Exploration advances to and from HDI have occurred in the normal course of business, due to in-progress and near-term planned project investigation and administrative work. There are no specific terms of repayment.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

New accounting pronouncements

On August 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; Section 3861, Financial Instruments - Disclosure and Presentation, Section 3865, Hedges and Section 1506, Accounting Changes . These new standards resulted in no changes to amounts previously reported.

(i)	Financial Instruments

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Under the new standards, financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as "held-for-trading", "available-for-sale" financial assets, "held-to-maturity", "loans and receivables", or "other" financial liabilities. Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period. Available-for-sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period, unless the instrument is a cash flow hedge and hedge accounting applies, in which case changes in fair value are recognized in other comprehensive income.

(ii)	Comprehensive Income

Section 1530 establishes standards for reporting and presenting comprehensive income. Comprehensive income, composed of net income and other comprehensive income, is defined as the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income for the Company includes unrealized gains and losses on available- for-sale securities and changes in the fair market value of derivatives designated as cash flow hedges, all net of related income taxes. The components of comprehensive income are disclosed in the consolidated statement of operations and comprehensive income. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income ("AOCI") which is presented as a new category in shareholders' equity.

(iii)	Hedging

Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. As at and during the six month period ended January 31, 2008, the Company had no hedges.

The application of these new standards has had no impact on the Company’s consolidated financial statements as at and for the six month period ended January 31, 2008, and as such, a statement of comprehensive income has not been included in the financial statements for the six month period ended January 31, 2008.

(iv)	Accounting Changes

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. As a result, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

Additional information relating to the Company, is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the notes to the consolidated financial statements.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at March 19, 2008, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Exercise
Expiry date	price	Number
Common shares		13,399,426

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3 Internal Controls over Financial Reporting and Disclosure Controls

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the three and six month period ended January 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the three and six month period ended January 31, 2008 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.